Exhibit B.II – Share-Based Compensation Plan

(as per CVM Ruling 481/09, annex 13)

There is no related party, as defined by the accounting rules for this matter, that has a special interest in the approval of the Share-Based Compensation Plan of Ambev S.A.

1.               Provide a copy of the proposed plan

“AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

SHARE-BASED COMPENSATION PLAN

Approved at the Extraordinary General Meeting held on April 24, 2020

1. Purpose of Share-Based Compensation Plan

1.1.  The purpose of the Share-Based Compensation Plan of Ambev S.A. ("Company"), established in accordance with applicable legislation and regulations ("Stock Plan") is to allow managers or employees of the Company or other companies under its direct or indirect control (included in the concept of Company for the Stock Plan's purposes), to receive payments in the form of Company shares, subject to certain conditions, in order to: (i) stimulate the Company's growth, success and objectives while catering for the interests of its shareholders, thus incentivizing the integration of these Company executives and employees; and (ii) enable the Company to effectively engage and retain the services of its senior managers and high-level staff.

2. Eligible participants

2.1. The Company's managers or employees may be designated to participate in the Stock Plan ("Participants").

3. Administration of Stock Plan

3.1. The Stock Plan will be administered by the Board of Directors, which may, subject to restrictions under applicable law, use a committee specifically or otherwise designated to advise and help administer the Stock Plan ("Committee").

3.2. The Board of Directors or Committee, depending on the case, will have extensive powers subject to the terms of the Stock Plan, and in the case of the Committee to guidelines determined by the Board of Directors, to organize and administer the Stock Plan and Company share based compensation, including by means of American Depositary Receipts, issued by the Company ("Restricted Shares").

3.2.1.  Notwithstanding the abovementioned representations, excepting adjustments permitted by the Stock Plan or any adjustments that may be made as a result of altering pertinent legislation, no decision of the Board of Directors or Committee may: (i) increase the maximum number of shares that may be granted, as stipulated in item 5 below; and / or (ii) alter or diminish Participants' rights or obligations without their prior consent in relation to share-based payments under the Stock Plan.

3.3. The Board of Directors or Committee may, at any time, in all cases pursuant to item 3.2.1 above: (i) alter or extinguish the Stock Plan; (ii) accelerate any vesting periods under the Stock Plan; and (iii) determine rules applicable to cases of omission.

4.  Terms and conditions for granting Restricted Shares

4.1. Based on the Company's compensation policy, The Board of Directors or the Committee, depending on the case, will periodically run programs to award Restricted Shares ("Programs"), in which it will determine, among other conditions: (i) the Participants; (ii) the quantity of Restricted Shares covered by the corresponding program; (iii) the form of transferring Restricted Shares, which may be in lots; (v) the acquisition period for transfer of Restricted Shares; and (vi) any provisions governing penalties.

4.2. The Board of Directors or the Committee, depending on the case and in all cases within the overall maximum stipulated in item 5.1 below, and where appropriate limits voted by general meetings, may add new Participants to ongoing Programs, and determine the number of Restricted Shares to which Participants will be entitled.

4.3. As each Program is launched, the Board of Directors or the Committee, depending on the case, will set terms and conditions for the transfer of Restricted Shares in the agreement to be entered into between the Company and each Participant ("Agreement"), in all cases in accordance with this Stock Plan and the corresponding Program.

4.4. Restricted Shares may only be transferred to Participants under the terms and conditions of this Stock Plan in the programs and agreements, therefore granting the right to receive shares does not in itself assure Participants any rights over Restricted Shares or provide a guarantee of receiving them.

4.5. Shares awarded to Participants will have the rights set forth in this Stock Plan and corresponding programs and agreements, and Participants will not have any of the rights and privileges of a Company shareholder, in particular being paid dividends and interest on shareholder equity in relation to the Restricted Shares until such date as the Restricted Shares are transferred to the Participants.

4.6. Notwithstanding the provisions of the above Clause 4.5, the Board of Directors or Committee, depending on the case, may have the Program require payment of an amount equivalent to such dividends and interest in money or in shares in the form to be determined in the corresponding program and agreement.

4.7. No shares will be awarded Participants unless all legal, regulatory and contractual requirements have been met in full.

4.8.  No provision in the Stock Plan, in any Program or Agreement will grant any Participant the right to remain as a Company manager or employee and will not in any way interfere with the Company's right to terminate a manager's mandate or employee's employment contract at any time.

4.9. Restricted Shares granted to Participants have no relationship or are bound to their fixed compensation or any profit sharing programs.

5.  Stock Plan - Global Volume

5.1. Participants may be granted, under the Stock Plan, shares representing, at most, 3% of the total shares representing the Company's share capital as of April 24, 2020 ("Global Volume"). The Global Volume may only be adjusted without alteration to this Stock Plan in accordance with item 8.1.

5.2.  For the purposes of the Stock Plan, the Company will use treasury shares subject to CVM rules.

6. Transferring Stock Plan shares

6.1. Subject to continuing employment and / or statutory relationship, depending on the case, of the Participant with the Company until the end of the applicable vesting period and subject to the rules set forth in each Agreement, the Company will transfer the Restricted Shares to the Participant in accordance with the lots and periods stipulated in the corresponding Program and / or Agreement.

6.1.1.  The Company's management will take all measures required to formalize transfer of Restricted Shares covered by Agreements.

6.1.2. Restricted Shares will be awarded to Participants free of charge. The reference price per Restricted Share, for the purposes of this Stock Plan, will be the price of the Company's stock on B3 S.A. – Brasil, Bolsa, Balcão at the trading session immediately preceding the date of awarding the Restricted Shares.

6.2.  Participants will be subject to rules restricting the use of insider information applicable to publicly listed companies in general and rules determined by the Company.

7. Participant’s Leaving, Retirement, Disability or Decease

7.1. The Board of Directors or the Committee, as the case may be, will establish in each Program, the rules applicable to the cases of Participants leaving the Company, due to the expiry of employment contract, end of term of office, dismissal or resignation of executive position, as well as cases of retirement, permanent disability or decease of Participants.

8. Adjustments

8.1.  If the number of the Company's shares is increased or decreased as a result of share bonuses, splits or reverse splits, appropriate adjustments will be made to the number of shares covered by programs and agreements that have yet to be transferred to Participants.

8.1.1. Adjustments under item 8.1 above will be made by the Board of Directors or the Committee depending on the case, and their decision will be final and binding. No fractional shares will be sold or issued as a result of any such adjustments.

8.2.  In the event of a dissolution, transformation, merger, spin-off or reorganization of the Company, in which the Company is not the surviving entity or, is the surviving company but its shares are no longer admitted to trading on exchange, the Programs and Agreements in effect, at the discretion of the Board of Directors or the Committee, as the case may be: (i) may be transferred to the successor company; (ii) may accelerate their vesting; or (iii) may be maintained and settled in money.

9. Stock Plan duration

9.1. The Stock Plan will take effect when voted by the Company's General Meeting.

9.2. The end of the Stock Plan will not affect the efficacy of the Restricted Shares granted that are still in effect and that will be awarded to Participants by the corresponding dates under the Programs in effect.

9.3. The Stock Plan does not alter the provisions of the Stock Call Option Plan approved at the Extraordinary Shareholders’ Meeting held on July 30, 2013, which remains fully effective.

10. Sundry

10.1. Adhesion. Signing the Agreement will imply the Participants' express and irrevocable acceptance of all terms of the Stock Plan and Programs by Participants, who shall be bound to comply with them in full.

10.2. Specific execution The obligations stated in the Stock Plan, Programs and Agreements are undertaken irrevocably and will be valid as extrajudicial executive title under civil procedural law, binding the contracting parties and their successors under any title at all times. The parties stipulate that these obligations have specific execution under article 501 of the Civil Procedure Code.

10.3. Assignment. Rights and obligations under the Stock Plan, the Programs and Agreements are personal and non-transferable and may not be assigned or transferred in whole or in part by either party, nor given to guarantee obligations without prior written consent from the other party, except as expressly stipulated in this Stock Plan.

10.4. Novation. It is expressly agreed that either party's forbearance of exercising any right, power, recourse or faculty assured by law, the Stock Plan, Programs or Agreements, nor any tolerance of delay in fulfilling any obligations by either of the parties, which will not prevent the other party at its sole discretion from exercising at any time such rights, powers, recourses or faculties which are cumulative and do not exclude those stipulated by law.

10.5. Jurisdiction The parties elect the court of the city of São Paulo, State of São Paulo, to the exclusion of any other, however privileged, to settle any disputes that may arise with respect to the Stock Plan, the Programs and / or Agreements.

10.6. Omissions. Omissions, questions or disagreement that may arise on the part of the Company and / or the Participants in relation to the Stock Plan, Programs and / or Agreements will be regulated by the Board of Directors. Any payment in shares determined under the Stock Plan will be subject to all the terms and conditions set forth herein, which will prevail if there is any discrepancy concerning the provisions of any agreement or document mentioned herein.”

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2.               State the main characteristics of the proposed plan, identifying:

a.               Potential beneficiaries

The amendment proposed herein does not modify the potential beneficiaries of the Stock Plan, which remain in force with no alterations. The rules of the Stock Plan determine that managers or employees of the Company or of other companies under its direct or indirect control may be designated to participate on the Stock Plan (Participants). The Board of Directors or the Committee, as applicable, will select, through the Programs, those that will be entitled to the compensation based on Restricted Shares.

When each Program is launched, the Board of Directors or Committee, depending on the case, will set the terms and conditions for the transfer of Restricted Shares in the agreement to be entered into by the Company and each Participant ("Agreement"), in all cases in accordance with the Stock Plan and the corresponding Program.

b.                Maximum number of options to be granted

The Participants may be granted shares representing a maximum of 3% of the total shares representing the Company's share capital on the date of approval of the amendment to the Stock Plan.

c.                Maximum number of shares covered by the plan

As stated in item "b" above, the Stock Plan will now stipulate that the shares covered by it will amount to at most 3% of the total number of shares comprising the Company's share capital on the date of approval of the amendment to the Stock Plan, which corresponds, on the date hereof, to 472,053,539 shares.

d.               Conditions for acquisition

The amendment proposed herein does not modify the conditions of acquisition set forth in the Stock Plan, which remain in force with no alteration. Under the Stock Plan's rules and subject to the parameters stated therein, the Board of Directors or the Committee, depending on the case, will periodically create programs based on the Company's compensation policy, in which they will determine, among other conditions: (i) the Participants; (ii) the quantity of Restricted Shares to be awarded under the corresponding program; (iii) the form of transferring the Restricted Shares, which may be in lots; (v) the vesting period for the transfer of Restricted Shares; and (vi) any provisions governing penalties.

e.                Detailed criteria for setting exercise price

The amendment proposed herein does not modify the criteria for setting the exercise price set forth in the Stock Plan, which remain in force with no alteration. The Stock Plan's purpose, among others is to have payments made in the form of the Company's shares but without Participants paying the exercise price. Thus, there is no option to purchase shares on the lines of article 168, §3 of Law No. 6404 / 76; instead there is compensation based on awarding shares to the Participants. Nevertheless, the reference price per Restricted Share, for the purposes of the Stock Plan, corresponds to the Company's share price traded on the B3, S.A. – Brasil, Bolsa, Balcão (“B3”) at the trading session immediately preceding the date of awarding the Restricted Shares

f.                Criteria for setting exercise period

The amendment proposed herein does not modify the criteria for setting the exercise period set forth in the Stock Plan, which remain in force with no alteration. Thus, the Restricted Shares will be transferred by the Company to the Participant in accordance with the lots and for the periods set forth in the corresponding program and / or agreement. Participants will be entitled to receive the Restricted Shares if they are in the Company's employment until the end of the applicable vesting period, subject to the specific rules stipulated in each agreement, in the event of dismissal (with or without cause), removal from their position, end of mandate, resignation, voluntary termination, retirement or death.

g.               Form of settling options

As mentioned in item "e" above, this compensation is based on the Company's shares without requiring financial consideration for Restricted Shares awarded to Participants. Therefore, once the conditions stipulated in the Stock Plan, the Programs and the Agreement have been met, the Participant will be entitled to receive these Restricted Shares, and the Company's management must take all measures required to formalize their transfer.

h.                Criteria and events that, if taking place, would lead to suspension, alteration or termination of the plan

The amendment proposed herein does not modify the criteria and events that could result in suspension, alteration or termination of the Stock Plan, which remain in force with no alteration. Thus, the Stock Plan may be terminated at any time by a decision of the Board of Directors or the Committee. The ending of the Stock Plan will not affect the efficacy of the Restricted Share grants still in effect which will be awarded to Participants on the corresponding dates under the Programs in effect.

The Stock Plan also stipulates that in the event of any Company dissolution, transformation, merger, spin-off or reorganization event in which the Company is not the surviving entity, or is the surviving company but no longer has its shares admitted to trading on exchange, and at the discretion of the Board of Directors or the Committee, as the case may be, the agreements under programs in effect may (i) be transferred to the successor company; (ii) have their vesting accelerated; or (iii) be maintained and paid out in cash.

3.               Reasons for the proposed plan, explaining:

It is important to note that, in this item, the amendment proposed to the Stock Plan does not modify its characteristics or objectives and, for such reason, this item 3 remains unaltered in relation to what has been previously presented to the shareholders.

a.               The main objectives of the plan

The Stock Plan's main objective is to allow managers or high-level employees of the Company or other companies under its direct or indirect control, subject to fulfilling certain conditions, to receive payments in Company shares, including American Depositary Receipts, in order to (i) drive growth, success and ability to reach the Company's targets while attending to its shareholders interests, incentivizing these managers' and employees' integration with the Company; and (ii) enabling the Company to effectively engage and retain the services of its senior managers and high-level staff.

b.               How the plan contributes to these objectives

Granting Restricted Shares means that Participants’ interests are aligned with those of the Company and its shareholders through incentives to meet targets related to the performance of their activities, since the better the Company's performance as reflected in its share price, the more the Participant's will gain financially.

c.                How the plan engages with the company’s compensation policy

The Stock Plan contemplates the mechanism of flexible compensation that aligns with the Company’s medium- and long term-interests.

The focus on medium- and long-term flexible compensation reflects current market practices and offers attractive packages while catering for the Company's interests in the most efficient manner. The Stock Plan aims to strengthen the focus on this form of compensation, offering the possibility of more attractive returns while requiring a strong show of commitment by Participants, who must meet targets related to the performance of their activities in the manner stated in the Company's compensation policy.

d.                How the plan aligns its beneficiaries’ short-, medium- and long-term interests with the company's

The Stock Plan stipulates mechanisms to align interests of participants over different timeframes but focuses on the medium and long term. This objective is served due to the vesting periods during which Restricted Shares will not be transferred to the Participants, thus favoring retention of professionals during these periods. The terms and conditions to be stipulated for each Program and Agreement should also help align interests.

4. Estimate the company’s expenses incurred by the plan under the accounting recognition rules covering this subject

The Company’s expenses arising from the Stock Plan will correspond to the market value of the shares to be granted, at the time of granting, which, in turn, corresponds to the closing price of shares of the same type in the trading session immediately prior to the grant date, traded on B3 and is recognized as per Technical Pronouncement CPC 10 on Share-Based Payment.

Exclusively for purposes of CVM Ruling 481/09, the Company estimates that the amount of expenses arising from the Stock Plan will be, on average, approximately R$ 250,000,000.00 per year. Since the ascertainment of such expenses depends on factors not yet known, such as the number of concessions to be effectively carried out and the market value of the Company’s shares, such estimation is based on (i) the number of concessions initially predicted under the Stock Plan; and (ii) the average closing price of the Company’s shares issued on B3 over the past 30 days.

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